Progressive Wealth Management Since 1990

Shareholder Rebuttal to The Home Depot, Inc. Opposition Statement Regarding an Advisory Vote on Political Contributions

240.14a-103 Notice of Exempt Solicitation
U.S. Securities and Exchange Commission, Washington DC 20549

NAME OF REGISTRANT:  The Home Depot, Inc.
NAME OF PERSON RELYING ON EXEMPTION: NorthStar Asset Management, Inc.
ADDRESS OF PERSON RELYING ON EXEMPTION: 2 Harris Avenue, Boston MA 02130

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Home Depot shareowners are encouraged to vote FOR resolution #6:

RESOLVED: Shareholders recommend that the Board of Directors adopt a policy under which the proxy statement for each annual meeting will contain a proposal on political contributions describing:
•	the Company’s and HD PAC policies on electioneering and political contributions and communications,
•	any political contributions known to be anticipated during the forthcoming fiscal year,
•
management’s analysis of the congruency with company values and policies of the company’s and HD PAC’s policies on electioneering and political contributions and communications, and of the resultant expenditures for the prior year and the forthcoming year, and an explanation of the rationale for any contributions found incongruent;

•	management’s analysis of any resultant risks to our company’s brand, reputation, or shareholder value;
•	and providing an advisory shareholder vote on those policies and future plans.

Overview
Together, The Home Depot, Inc. and HD PAC made over $3.46 million of political contributions in the 2015-2016 political cycle. In the opinion of the Proponent, some contributions were made to political candidates that undermine the company’s stated policies, therefore risking shareholder value. As described below, industry experts recommend that corporations align political contributions with company values to safeguard shareholder value but, in the opinion of the Proponent, the company failed to ensure that its values and policies were reflected in its political contributions. The Proponent feels that shareholders would be better served if they could weigh in on political contributions made in the company’s name, thereby protecting shareholder investment.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event.  The proponent urges shareholders to vote YES on item number 6 following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com
Where creative shareholder engagement is a positive force for change.TM

Independent sources recognize the risk of company political contributions which undermine company goals.
The Conference Board Handbook on Corporate Political Activity (2011) recommends corporations review their political expenditures to “examine the proposed expenditures to ensure that they are in line with the company’s values and publicly stated policies, positions, and business strategies and that they do not pose reputational, legal, or other risks to the company.”

Home Depot’s HD PAC has made political contributions that support politicians whose voting records directly contrast the company’s stated public policy priorities, and may undermine the company’s business model.
Home Depot’s Political Activity and Government Relations Policy lays out the issues which could drive the Company’s and HD PAC’s political giving. As described by that document, Home Depot participates in the political process to ensure that “federal, state and local governments of those countries in which we conduct business act responsibly and in the best interest of our customers and associates” [emphasis added]. The Proponent argues that Home Depot and the HD PAC must revise the internal review procedure to ensure that political contributions are not undermining the Company business model or our employees’ best interests.

Home Depot has continually supported LGBT rights and our LGBT employees. Our CEO has stated that “we’re a company that respects the diversity of our associates, our customers, and the communities where we do business,” yet Home Depot’s PAC has given financial support to politicians and organizations that the Proponent believes directly oppose these company values and internal policies. For example, the HD PAC contributed to Tom Emmer who is considered by the Human Rights Campaign to be a “Face of Inequality in Congress” because (among other reasons) he “was named the Minnesota chairman for the anti-equality Faith and Freedom Coalition and headed up efforts in the state on a constitutional amendment banning marriage equality.”1

In recent years, Home Depot has worked to make our stores and products more environmentally-friendly because “we take ethical sourcing seriously, knowing that we owe it to our customers, associates and society to leverage our values towards a collective commitment to human rights, safety and environmentally sound practices.” However, the HD PAC contributed to politicians such as Pat Toomey, who was criticized as fighting “for wealthy Big Oil polluters over the needs of struggling Pennsylvania communities,”2 and Roy Blunt who has been described as a global warming denier.3

Home Depot’s opposition statement states that through political contributions the company seeks “enhance shareholder value and promote good corporate citizenship,” yet the Proponent believes that some of HD PAC’s contributions directly undermine the company’s business interests and public policy stances, thus putting shareholder value at risk.  The Proponent feels that consequences of unintended incongruent contributions include alienation of customer base, alienation of advertisers, harm to the company’s name, and therefore potential harm to shareholder value.

Disclosure alone may not protect shareholder value.
Disclosing all contributions that the company and its PAC makes are helpful, but disclosure is no replacement for the congruency analysis requested by the Proposal.  In fact, the Proponent argues that disclosure of political contributions increases the need for a congruency analysis as requested by the Proposal.  The Proponent believes that mitigating the risks that come with those disclosures is vital for the success of the company and shareholder value.

1 http://www.hrc.org/blog/faces-of-inequality-in-congress-representative-tom-emmer
2 https://www.lcv.org/article/lcv-edf-action-release-new-tv-ad-in-the-pa-senate-race/
3 https://thinkprogress.org/gop-senate-candidates-oppose-climate-science-and-policy-f06293d0e3d4

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com
Where creative shareholder engagement is a positive force for change.TM

Disclosure of PAC contributions is required by law; however, the Proponent believes that disclosure without broad analysis in advance of the contributions may actually hinder shareholder value, should those contributions be contrary to company public policy stances, values, and policies.  These consequences can be seen in Target Corp.’s 2010 contribution to Minnesota Forward, a contribution which was misaligned with the company’s pro-LGBT policies and igniting a public firestorm of criticism; as well as a more recent lawsuit against Aetna in which the company is accused of hiding millions of dollars of political contributions to conservative groups, including one fighting the Affordable Care Act.4

With disclosure comes the risk that critics will highlight incongruent contributions in public media, potentially leading to company embarrassment, litigation, harm to company brand, and ultimately risk to shareholder value.  The Proponent feels that the most effective and efficient way of mitigating those risks lies in the requests of the Proposal -- thoughtful research in advance of the contribution to compare candidate stances versus company policies, values, and public policy stances, coupled with disclosure of reasoning for misaligned contributions.

The Proposal does not seek to restrict the company’s political contributions.
The Proposal does not seek to hamper or limit the political contributions of the Company, but rather seeks appropriate and reasonable oversight of the contributions that the corporation and its PAC provide.

Conclusion:
The Proponent believes that this proposal is in the best interest of the company—that it is protective of shareholder value without being overly prescriptive or burdensome.  The Proponent also believes that, contrary to Company claims, Home Depot’s existing procedures regarding political contributions are not sufficient.

We urge you to vote “FOR” proxy item #6. Should you have any proposal-specific questions please feel free to contact us at mschwartzer@northstarasset.com.

Date: April 18, 2017

By:	/s/ Julie N.W. Goodridge
Julie N.W. Goodridge
President & CEO*
NorthStar Asset Management, Inc.

*Julie Goodridge is also the trustee of the NorthStar Asset Management, Inc Funded Pension Plan, the filer of this document

This is not a solicitation of authority to vote your proxy.  Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event.  The proponent urges shareholders to vote YES on question number 6 following the instruction provided on the management’s proxy mailing.

4 http://ctmirror.org/aetna-sued-over-disclosure-political-contributions/

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com
Where creative shareholder engagement is a positive force for change.TM